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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 15 2017

SEC FILE NUMBER
8-33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2016 (MM/DD/YY) AND ENDING 3/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Blvd., Suite 500
(No. and Street)

Naples	FL	34108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Cheever (239) 254-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

10700 West Research Dr., Ste 200	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 MAY 15 PM 2:31 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, John F. Cheever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NANCY I DILLARD
MY COMMISSION # FF224541
EXPIRES August 18, 2019

John F Cheever
Signature

Director of Finance
Title

Nancy I. Dillard
Notary Public NANCY I. DILLARD

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carnes Capital Corporation

Statement of Financial Condition

March 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Page(s)



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Carnes Capital Corporation
Naples, Florida

We have audited the accompanying statement of financial condition of Carnes Capital Corporation as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Carnes Capital Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion of this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Carnes Capital Corporation as of March 31, 2017 in conformity with accounting principles generally accepted in the United States.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
May 8, 2017


NEXIA
INTERNATIONAL

Carnes Capital Corporation
Statement of Financial Condition
March 31, 2017

Assets		
Cash and cash equivalents	$	346,082
Receivable from clearing broker		57,171
Property and equipment at cost, less accumulated depreciation and amortization of $2,482,413		98,225
Deferred income taxes, net		282,152
Other assets		19,726
Total assets	$	803,356
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	49,897
Total liabilities		49,897
Commitments and contingencies (Note 6)		
Stockholder's Equity		
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding		105,600
Additional paid-in capital		4,282,726
Accumulated deficit		(3,634,867)
Total stockholder's equity		753,459
Total liabilities and stockholder's equity	$	803,356

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Organization
Carnes Capital Corporation (the "Company"), wholly owned by Pelican Bay Holdings, LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities trading and brokerage services to clients of an affiliated entity.

Cash and Cash Equivalents
The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2017 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer. At times these balances may be in excess of allowable federally insured limits.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five to seven years for equipment and seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker.

Commissions
Securities transaction revenue and related expenses are recorded on a trade date basis.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

Income Taxes
Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

Under accounting principles generally accepted in the United States of America, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred income tax asset will not be realized. The determination of the realizability of the deferred income tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

The Company follows the provisions of accounting for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 4 – Income Taxes for additional disclosures. The Company recognizes both interest and penalties as a component of other operating expenses, if applicable.

Liquidity
The Company has experienced continued losses during the year ended March 31, 2017. As a result, further losses could cause the Company to become dependent on the support of the sole owner, Pelican Bay Holdings, LLC (PBH). However, management believes that PBH has the available working capital and resources to support the operations of the Company if necessary. PBH has agreed to provide additional capital contributions as necessary to support operations and ensure compliance with net capital requirements, if necessary. In addition, PBH has provided the Company with management support to develop a strategy to improve the profitability of the Company.

2. Property and Equipment

The balances of property and equipment at March 31, 2017 are:

Leasehold improvements	$ 1,329,966
Office equipment	506,667
Office furniture	172,942
Software	571,063
	2,580,638
Less: Accumulated depreciation and amortization	(2,482,413)
	$ 98,225

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2017, the Company had net capital of $340,155, which was $240,155 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 14.67%, which does not exceed the maximum allowable percentage of 1,500%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to section (k)(2)(ii) of Rule 15c3-3 since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company's federal and state income taxes are recorded as a benefit and expense for income taxes and income taxes receivable.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets, net	
Accrued expenses	$ 1,971
Depreciation	280,181
Federal net operating loss carryforward	346,097
State net operating loss carryforward [1]	158,973
	787,222
Less: valuation allowance	(505,070)
Net deferred income tax asset	$ 282,152

[1] The state net operating loss carryforward related to the Company's allocated portion of state net operating losses due to combined filings with Legg Mason (former owner) and separate company filing with the State of Florida. The net operating loss carryforward by state is as follows: Florida ($4,191,391), California ($35,403), Illinois ($120,075) and Minnesota ($16,447). The state net operating loss carryforward expires during the 2034 tax filing year.

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions that would require disclosure in the Company's financial statements. U.S. federal and the State of Florida are the Company's principle taxing jurisdictions and fiscal years after 2013 are open with each of these authorities.

The valuation allowance increased from the March 31, 2016 balance of ($146,373) to ($505,070) at March 31, 2017. The increase was due primarily to the NOL carryforward recognized in the current year. The federal net operating loss carryforward expires through the 2036 tax filing year.

5. Employee Benefits

The Company's employees participate in a 401(k) salary deferral plan primarily sponsored by Private Capital Management, LLC. Private Capital Management, LLC is an affiliate to the Company due to common ownership. Employees may elect pre-tax contributions up to $18,000 per year (adjusted annually in accordance with regulations) to the 401(k) plan pursuant to salary reduction agreements. The maximum match contribution is the lessor of 4.0% of eligible employee compensation or $10,400.

6. Commitments and Contingencies

Under an operating lease for all affiliates, with remaining non-cancelable terms in excess of one year as of March 31, 2017, minimum aggregate annual rentals for office space and equipment are as follows:

Year Ending	
2018	$ 365,487
2019	376,479
2020	387,846
	$ 1,129,812

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2017, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

7. Related Party Transactions

The Company has significant transaction with affiliates. One affiliate serves as an investment advisor to the Company's clients. The Company shares various assets with the affiliate investment advisor and the Company pays for those expenses.

8. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company maintains all of its cash and cash equivalents in a commercial bank and broker dealer located in Naples, Florida and Jersey City, New Jersey. Balances on deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC") up to specified limits. Balances in excess of FDIC or SIPC limits are uninsured. Total cash and cash equivalents held by these institutions were $345,082 at March 31, 2017 and the balances were within the specified limits.

9. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through May 8, 2017, the date on which these financial statements were issued, and except as already included in the notes to the financial statements, has determined that no additional items require disclosure.